Grubb & Ellis Realty Advisors, Inc.
2215 Sanders Road Suite 400
Northbrook, IL 60062
February 23, 2006
VIA FACSIMILE TRANSMISSION
VIA FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-1004

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Issuer”), Registration Statement on Form S-11, as amended; File No. 333-129190
Ladies and Gentlemen:
     The undersigned Issuer, as set forth in the above-referenced Registration Statement on Form S-11, hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, that its Registration Statement on Form S-11 become effective at 4:00 P.M., Eastern Standard Time on February 27, 2006 or as soon thereafter as practicable.
     In connection with the foregoing request, please be advised of the following:
     (i) Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above referenced filing effective, it does not foreclose the Commission from taking any action with respect to such filing;
     (ii) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (iii) The Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GRUBB & ELLIS REALTY ADVISORS, INC.
By:	/s/ Shelby Sherard
Shelby Sherard
Chief Financial Officer